VIA EDGAR
August 31, 2010
H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	PetSmart, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2010
Filed March 25, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 3, 2010
Quarterly Report on Form 10-Q for the Fiscal Period Ended May 2, 2010
Filed May 28, 2010
File No. 000-21888
Ladies and Gentlemen:
On behalf of PetSmart, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 6, 2010 (the “Staff Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2010, filed on March 25, 2010, Definitive Proxy Statement on Schedule 14A filed on May 3, 2010, and Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2010, filed on May 28, 2010.
The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Annual Report on Form 10-K for the Fiscal year Ended January 31, 2010
Item 1. Business, page 1
Management, page 6
1.	Please revise your disclosure to ensure that you describe the business experience of each executive officer, director and director nominee for the past five years, or clarify your disclosure by adding dates or the duration of employment. Please note that this comment applies to “Proposal One: Election of Directors” in your proxy statement, as well. For example, please disclose the positions held by Mr. Molloy with Circuit City Stores, Inc. that occurred during the past five years, and indicate Mr. Gangwal’s employment since August 2007. Please note that these are examples only. Refer to Item 401(e) of Regulation S-K.

We acknowledge the Staff’s comment and will enhance these disclosures in future filings to clarify the business experience (including relevant dates) for each executive officer, director and director nominee for the five year period preceding the filing date.
Item 5. Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 19
Stock Purchase Program, page 20
2.	Please present the disclosure required by Item 703 regarding repurchases made during the fourth quarter on a monthly basis. Refer to Item 5(c) of Form 10-K.

We acknowledge the Staff’s comment and in future filings will include the full disclosure contemplated by Item 703 (we respectfully note that in our previous filing we did disclose the total share repurchases for the thirteen weeks ended January 31, 2010, as well as the amount remaining under the current share purchase program). The enhanced disclosure in Item 5 (using information and financial data from our Form 10-K filed March 25, 2010) will read as follows:
     Stock Purchase Program. In August 2007, the Board of Directors approved a program authorizing the purchase of up to $300.0 million of our common stock through November 1, 2009. We purchased 1.2 million shares of our common stock for $25.0 million during the thirteen weeks ended May 3, 2009, completing the $300.0 million program.
     In June 2009, the Board of Directors approved a new share purchase program authorizing the purchase of up to $350.0 million of our common stock through January 29, 2012. ~~During the thirteen weeks ended January 31, 2010, we purchased 3.0 million shares of common stock for $80.0 million. Since the inception of the new share purchase authorization in June 2009, we have purchased 5.9 million shares of common stock for $140.0 million under this program. As of January 31, 2010, $210.0 million remained available under the $350.0 million program.~~ The following table shows purchases of our common stock and the available funds to purchase additional common stock under this program for each period in the quarter ended January 31, 2010:

			Total Number of
	Total		Shares	Value That May
	Number		Purchased as Part of	Yet be Purchased
	of Shares	Average Price	Publicly Announced	Under the Plans or
Period	Purchased	Paid per Share	Plans or Programs	Programs
November 2, 2009 to November 29, 2009	823,800	$25.99	823,800	$268,600,000
November 30, 2009 to December 3, 2009	2,222,000	26.47	2,222,000	$210,000,000
December 4, 2009 to January 31, 2010	—	—	—	$210,000,000

Thirteen Weeks Ended January 31, 2010	3,045,800	$26.37	3,045,800	$210,000,000

Since the inception of the new share purchase authorization in June 2009, we have purchased 5.9 million shares of common stock for $140.0 million under this program.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
3.	We are unable to locate a separately-captioned section in your filing discussing your off-balance sheet arrangements, as called for by Item 303(a)(4) of Regulation S-K. Based upon our review, it appears that you do not have any off-balance sheet arrangements. Please confirm. In addition, please consider adding an appropriate statement to this effect in future filings. Refer to Exchange Act Rule 12b-13.

We acknowledge the Staff’s comment and confirm that as of January 31, 2010, the Company did not have any off-balance sheet arrangements other than operating leases. In future filings, we will add the following language in the “Lease and Other Commitments” section of Item 7 in the Form 10-K (or the “Commitments and Contingencies” section of Item 7 in the Form 10-Q):
Off-Balance Sheet Arrangements
Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.
Liquidity and Capital Resources, page 29
Seasonality and Inflation, page 33
4.	We note your statement that you “typically realize a higher portion of our net sales and operating profits during the fourth quarter.” Please expand your disclosure to explain why you typically realize a higher portion of your net sales and profits during that time of year.

We acknowledge the Staff’s comment and will expand our seasonality disclosure in future filings as follows:
Our business is subject to seasonal fluctuations. We typically realize a higher portion of our net sales and operating profits during the fourth quarter due to increased holiday traffic.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 34
5.	Please revise your disclosure to indicate how you manage the risks resulting from foreign exchange fluctuations, changes in your credit standing and changing fuel prices, or tell us why you are not required to do so. Refer to Item 305(b)(1)(ii) of Regulation S-K.

We presently believe that the company is not exposed to material risk related to changes in its credit standing or changes in fuel prices.[1] The Company does not currently have any long-term debt or outstanding borrowings under its revolving credit facility, and presently intends to fund current operations and expansion through cash from operations. Accordingly, interest rate fluctuations or changes in our credit standing do not present material risks to the Company at this time. We also believe that changes in fuel prices are effectively managed through our supply chain system in a manner that minimizes the effect of adverse fuel price changes. Therefore, any such changes should not have a material adverse impact on the company as a whole.

Further, we believe that our disclosure concerning foreign currency risk was accurate as we were not engaged in any formal risk mitigation strategies as it relates to the Canadian dollar as of January 31, 2010. However, during the thirteen weeks ended August 1, 2010, we entered into foreign currency exchange forward contracts to manage the impact of foreign currency exchange rate fluctuations related to certain balance sheet accounts.[2] Therefore, in future filings, we will revise our disclosure as follows:
     We are subject to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign exchange fluctuations~~, as well as changes in our credit standing. In addition, a market risk is associated with fuel prices.~~
Foreign Currency Risk
Our Canadian subsidiary operates 63 stores and uses the Canadian dollar as the functional currency and the United States dollar as the reporting currency. We have certain exposures to foreign currency risk. Net sales in Canada, denominated in United States dollars, were $245.5 million, or 4.6%, of our consolidated net sales for 2009. Transaction gains and losses denominated in the United States dollar are recorded in cost of sales or operating, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income depending on the nature of the underlying transaction. The transaction (gain)/loss included in net income was $(1.3) million, $3.4 million and $(1.2) million for 2009, 2008 and 2007, respectively.
From time to time we enter into foreign currency forward contracts, or “Foreign Exchange Contracts,” as a way to manage the impact of foreign currency exchange rate fluctuations related to certain balance sheet accounts, primarily to mitigate risk related to non-functional currency exposures. These Foreign Exchange Contracts are

[1]	In and prior to the fiscal year ended February 1, 2009, our annual filings included a more detailed discussion of our interest rate risk, energy costs and foreign currency risk. However, when drafting the Form 10-K for the fiscal year ended January 31, 2010, we determined that the interest rate and fuel price risks were no longer material. As such, we removed the previous detailed disclosure for these items, but inadvertently failed to remove the brief reference in the lead-in paragraph.

[2]	At August 1, 2010, the (gain)/loss included in net income resulting from these forward hedges was immaterial.

not designated as hedges, and therefore, are recorded at fair value through earnings using quoted prices for similar assets or liabilities in active markets. The (gain)/loss included in net income was $XX, $XX, and $XX for 2009, 2008 and 2007, respectively.
Item 15. Exhibits, Financial Statement Schedule, page 37
6.	Please file any agreements between you and Medical Management International, Inc. and/or MMI Holdings, Inc. or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

We believe the agreement between the Company and Medical Management International, Inc. (“MMI”) is not material to the Company and therefore filing a copy of that agreement is not required under Item 601(b)(10) of Regulation S-K.

As noted on page 2 of our Form 10-K, our strategy is fundamentally based on several initiatives:
•	Creating meaningful differentiation that drives brand preference. This initiative focuses on: (i) understanding the wants and needs of our customers and developing and emphasizing unique and responsive solutions designed to satisfy those needs; and (ii) promoting to customers our strong value proposition. In doing so, we hope to strengthen our brand identity and enhance the emotional connection between our customers, their pets and the Company.

•	Offering superior customer service. We work to provide an unparalleled shopping experience to customers each time they visit our stores. We believe that by doing so, we can build loyalty and enhance our leading market position, thus further differentiating ourselves from our competition.

•	Focusing on operating excellence. Our emphasis on operating excellence allows us to provide a consistently superior shopping experience, while making our stores more efficient and easier to operate. We also seek opportunities to strengthen our merchandising capabilities to provide a differentiated product assortment and drive innovative products and solutions to our customers.

•	Expanding our pet services offerings. Our in-store grooming, training, boarding and day camp offerings further differentiate us from our competitors. In the 752 (out of 1160) stores where MMI operates a hospital, MMI enhances this initiative by allowing us to offer an additional service to customers in these locations.

•	Adding stores and providing the right store format to meet the needs of our customers. This initiative focuses on increasing market share through opening additional stores and continuing to evaluate our store format to ensure we are meeting customer needs.
As demonstrated above, while our arrangement with MMI certainly expands incrementally one component of our overall strategy, that component is only part of a much larger plan that is not dependent on the MMI relationship. Accordingly, we do not believe that the MMI agreement is material to our Company’s short- or long-term strategies, or our ability to operate the Company effectively and efficiently. Moreover, amounts received from MMI pursuant to the agreement are not financially material to the Company. We recognized license fees, utilities, and cost reimbursements of only $33.2 million, $30.1 million, and $32.9 million during 2009, 2008, and 2007, respectively, and receivables from MMI totaled only $2.4 million and $3.3 million at January 31, 2010, and February 1, 2009, respectively. For these reasons, we believe the MMI agreement is not material to the Company and need not be filed under Item 601.
Signatures, page 38
7.	Please revise the title of Mr. Moran to indicate that he also serves as a director of the company. Refer to Instruction D(2)(b) of Form 10-K.

In future filings, we will appropriately indicate that Mr. Moran also serves as a director of the company.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 27
Design and Elements of our Compensation Program, page 30
Fiscal Year 2010, page 32
8.	We note the compensation committee’s determination that “the fiscal year 2010 metrics [will] remain substantially similar to fiscal 2009, but with appropriate adjustments to the range of performance of the fiscal year to encourage continued upward performance.” Please revise your disclosure to quantify the metrics that have been established for fiscal year 2010.

As previously set forth in our letter of November 14, 2008, in response to comments from the Staff by letter dated October 22, 2008, we respectfully advise the Staff, that we do not believe the disclosure of forward-looking performance objectives for a current fiscal year are required to be discussed in our compensation discussion and analysis for a completed fiscal year in the Proxy Statement. We note Instruction 2 to Item 402(b) of Regulation S-K provides the compensation discussion and analysis needs to cover actions regarding executive compensation that were taken after the completed fiscal year’s end only where such actions “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year end.” In addition, as discussed in our letters as of September 30, 2008 and November 14, 2008, we believe such forward-looking performance objectives meet the criteria for exclusion under Instruction 4 to Item 402(b) of Regulation S-K.

We respectfully advise the Staff, that to date, the performance objectives approved for current fiscal years relate solely to compensation that could be earned by our executive officers in such current fiscal years and have no bearing on the compensation earned by the executive officers for prior completed fiscal years. Based on the facts and circumstances, we do not believe approving current fiscal year performance objectives constitute an action with respect to executive compensation taken after the end of the prior completed fiscal year that could affect a fair understanding of an executive officer’s compensation for the prior completed fiscal year. Further, to date we do not believe quantitative disclosure in the Proxy Statement of the forward-looking performance objectives for current fiscal years is material to an understanding of our compensation program for prior completed fiscal years.
As we advised the Staff in our letters dated September 30, 2008 and November 14, 2008 in future filings we will continue to disclose the actual targets for the prior completed fiscal year which would result in a 100% payout, including the changes to such targets for the completed fiscal year from the prior fiscal year. In addition, we will indicate by how much Executive Short-Term Incentive Plan performance exceeded or fell short of the 100% payout incentive targets in each of the past three years.

With respect to future periods, we do not anticipate disclosing decisions made with respect to compensation for the then current fiscal year, unless we determine such decisions could affect a fair understanding of compensation for the prior completed fiscal year, or such decisions are otherwise material to an understanding of the compensation program for the prior completed fiscal year.
Quarterly Report on Form 10-Q for the Fiscal Period Ended May 2, 2010
Part II. Other Information, page 23
Item 1A. Risk Factors, page 23
9.	Please delete the last two sentences in which you state that other known or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

We acknowledge the Staff’s comment and will revise our Item 1A. Risk Factors disclosure for future filings as follows:
In addition to the other information in this report, you should carefully consider the factors discussed in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended January 31, 2010, which could materially affect our business, financial condition or future results. ~~The risks described in our Annual Report on Form 10-K are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results.~~
* * *

PetSmart further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (623) 587-2700 with any questions or further comments regarding our responses to the Staff’s comments.
PETSMART, INC.
/S/ J. Dale Brunk
J. Dale Brunk
Vice President, Deputy General Counsel and Assistant Secretary